Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Payoneer Announces First Quarter 2021 Financial Results

Strong Momentum and Accelerating Revenue Growth

NEW YORK, NY – May 12, 2021 – Payoneer Inc. (“Payoneer”), the global payment and commerce-enabling platform which powers growth for millions of digital businesses worldwide, today reported financial results for its first quarter ended March 31, 2021. Payoneer and FTAC Olympus Acquisition Corp. (NASDAQ:FTOC) (“FTOC”), a special purpose acquisition company, previously announced that they entered into a definitive agreement and plan of reorganization (the “Reorganization”).

Financial Highlights

First Quarter 2021 versus First Quarter 2020

●	Volume increased 61% to $13.3 billion compared to $8.3 billion in 2020. Adjusted volume[1] increased 67%.

●	Revenue increased 23% to $100.6 million compared to $82.0 million in 2020. Adjusted revenue[1] increased 46%.

●	Transaction costs declined to 20% of revenue from 30% of revenue, in part impacted by $4.2 million in non-recurring incentive benefits. Without the non-recurring incentive benefits, transaction costs would have dropped to 24% of revenue.

●	Net loss improved 53% to $3.5 million from $7.5 million in 2020.

●	Adjusted EBITDA[1] increased 140% to $7.8 million from $3.3 million in 2020.

“Payoneer is off to a strong start in 2021, beating each of our key internal metrics and accelerating growth, while surpassing $100 million in quarterly revenue for the first time,” said Scott Galit, Chief Executive Officer of Payoneer. “First quarter adjusted volume increased 67% year-over-year and adjusted revenue grew 46% year-over-year, normalizing for the impact of the COVID-19 pandemic on our travel marketplaces and excluding interest income.”

“Our value proposition is resonating globally as we continue to draw more customers and activity to the platform, reinforcing our powerful network effects,” continued Galit. “We were thrilled to recently announce new partnerships with Mastercard and eBay, and we are excited to have strong momentum across all our growth drivers like B2B, Working Capital, Merchant Services, our new Commercial Card and Payoneer for Banks. We are continuing to ramp up our investments in these opportunities. Our strong first quarter performance gives us increasing confidence in our ability to exceed our full year revenue and profitability targets. We plan to provide an update to our annual guidance in August, as part of our first quarterly results update as a public company. We look forward to the closing of the Reorganization transaction, which we expect to be before the end of the second quarter, or shortly thereafter.”

1 Reconciliations of non-GAAP results to GAAP results are provided in the tables at the end of this release.

About FTAC Olympus Acquisition Corp.

FTAC Olympus Acquisition Corp. is a blank-check company led by Betsy Z. Cohen as Chairman of the Board and Ryan M. Gilbert as President and Chief Executive Officer formed for the purpose of acquiring or merging with one or more technology and financial services technology companies.

About Payoneer

Payoneer’s mission is to empower businesses to go beyond – beyond borders, limits and expectations. In today’s digital world, Payoneer enables any business of any size from anywhere to access new economic opportunities by making it possible to transact as easily globally as they do locally.

Payoneer’s digital platform streamlines global commerce for millions of small businesses, marketplaces and enterprises from 190 countries and territories.  Leveraging its robust technology, compliance, operations and banking infrastructure, Payoneer delivers a suite of services that includes cross-border payments, working capital, tax solutions, merchant services and risk management.  Powering growth for customers ranging from aspiring entrepreneurs in emerging markets to the world’s leading digital brands like Airbnb, Amazon, eBay, Google, Upwork, and Walmart. Payoneer makes global commerce easy and secure.  Founded in 2005, Payoneer has a team based all around the world.

In February 2021, Payoneer entered into a definitive agreement and plan of reorganization with FTAC Olympus Acquisition Corp in a transaction that would result in Payoneer becoming a U.S. publicly listed entity. The transaction is expected to close before the end of the second quarter of 2021 or shortly thereafter, subject to satisfaction of customary closing conditions.

Important Information and Where to Find It

In connection with the proposed Reorganization between Payoneer and FTOC, New Starship Parent Inc. filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement / prospectus on Form S-4, and Amendment No. 1 and Amendment No. 2 to the Registration Statement on Form S-4/A, and FTOC will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders are also able to obtain a copy of the proxy statement / prospectus filed with the SEC on February 16, 2021 (as may be amended), and once available, the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

The SEC Form S-4/A can be found in the filings by New Starship Parent Inc. at www.sec.gov. Payoneer and FTOC entered into a definitive agreement and plan of reorganization (the “Reorganization”) in February 2021. Completion of the Reorganization is subject to approval by the shareholders of FTAC Olympus Acquisition Corp. and certain other conditions. The proposed business combination is expected to close before the end of the second quarter of 2021, or shortly thereafter.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 7, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus filed with the SEC on February 16, 2021 (as may be amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statements made from time to time by representatives of FTOC and Payoneer may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC’s, Payoneer’s or New Starship Parent Inc.’s future financial or operating performance. For example, projections of future Volume, Revenue, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Reorganization; (2) the outcome of any legal proceedings that may be instituted against FTOC, Payoneer, New Starship Parent Inc. or others following the announcement of the Reorganization and any definitive agreements with respect thereto; (3) the inability to complete the Reorganization due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Reorganization or to satisfy other conditions to closing; (4) changes to the proposed structure of the Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Reorganization; (5) the ability to meet applicable listing standards following the consummation of the Reorganization; (6) the risk that the Reorganization disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Reorganization; (7) the ability to recognize the anticipated benefits of the Reorganization, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Reorganization; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined Company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer’s estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020, the section entitled “Risk Factors” in FTOC’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties contained in the Form S-4/proxy statement filed on February 16, 2021 (as may be amended). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of FTOC, Payoneer or New Starship Parent Inc. undertakes any duty to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures

Some of the financial information and data contained in this presentation, such as Adjusted Revenue, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Payoneer defines Adjusted Revenue as Revenue less revenue from two travel marketplaces and interest income. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the non-GAAP financial measures as used in the above may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner.

Investor Contact:

PayoneerIR@icrinc.com

Media Contact:

PayoneerPR@icrinc.com

TABLE - 1

PAYONEER INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020

Revenues	$100,606	$81,959

Transaction costs	20,155	24,793
Other operating expenses	26,614	19,852
Research and development expenses	16,653	10,574
Sales and marketing expenses	23,139	17,829
General and administrative expenses	10,517	7,826
Depreciation and amortization	4,677	4,166
Total operating expenses	101,755	85,040

Operating loss	(1,149)	(3,081)
Financial expenses, net	622	1,803
Loss before income taxes on income	(1,771)	(4,884)
Income tax expense	1,731	2,573
Share in losses of associated company	6	22
Net Loss	$(3,508)	$(7,479)

Net loss per share attributable to common stockholders – basic and diluted	$(0.31)	$(0.47)

Weighted average number of shares used in computing loss per share - basic and diluted	29,185,545	22,045,779

TABLE - 2

PAYONEER INC.

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA (UNAUDITED)

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2021	2020

Net Income (loss)	$(3,508)	$(7,479)
Depreciation and amortization	4,677	4,166
Income tax	1,731	2,573
Financial expenses, net	622	1,803
Non-GAAP EBITDA	3,522	1,063
Share in losses of associated company	6	22
Stock based compensation expenses (1)	4,297	2,178
Non-GAAP Adjusted EBITDA	$7,825	$3,263

(1)	Represents non-cash charges associated with stock-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy.

PAYONEER INC.

RECONCILIATION OF VOLUME TO ADJUSTED VOLUME (UNAUDITED)

(U.S. dollars in millions)

	Three Months Ended
	March 31,
	2021	2020
Volume	$13,342	$8,300
Volume from two major Travel Marketplaces	911	853
Adjusted Volume	$12,431	$7,447

PAYONEER INC.

RECONCILIATION OF REVENUES TO ADJUSTED REVENUES (UNAUDITED)

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2021	2020
GAAP Revenues	$100,606	$81,959
Revenue from two major Travel Marketplaces	2,909	12,043
Interest income	503	3,455
Non-GAAP Adjusted Revenues	$97,194	$66,461

PAYONEER INC.

RECONCILIATION OF LOSS PER SHARE TO ADJUSTED LOSS PER SHARE (UNAUDITED)

(U.S. dollars in millions)

	Three Months Ended
	March 31,
	2021	2020
Numerator:
Net loss	(3,508)	(7,479)
Less dividends attributable to redeemable convertible preferred stock	5,541	2,947
Net loss attributable to common stockholders	$(9,049)	$(10,426)
Denominator:
Weighted average common shares outstanding – basic and diluted	29,185,545	22,045,779
Net loss per share attributable to common stockholders – basic and diluted	$(0.31)	$(0.47)

TABLE - 3

PAYONEER INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2021	2020

Assets:
Current assets:
Cash and cash equivalents	$104,676	$102,988
Restricted cash	26,449	26,394
Customer funds	3,324,684	3,346,722
Accounts receivables, net	4,722	17,843
CA recevables, net	72,032	66,095
Other current assets	18,273	10,417
Total current assets	3,550,836	3,570,459

Non-current assets:
Property, equipment and software, net	11,903	12,694
Goodwill	21,796	22,541
Intangible assets, net	34,506	34,415
Restricted cash	6,196	5,199
Deferred taxes	2,630	3,684
Investment in associated company	6,836	6,858
Severance pay fund	1,837	1,624
ROU Assets	17,042	-
Other assets	18,350	12,210
Total assets	$3,671,932	$3,669,684

Liabilities, Redeemable and Redeemable Convertible Preferred Stock and Shareholders’ Equity:
Current Liabilities:
Trade payables	$13,215	$17,245
Outstanding operating balances	3,324,684	3,346,722
Current portion of long-term debt	15,000	13,500
Other payables	58,093	63,455
Total current liabilities	3,410,992	3,440,922

Non-Current Liabilities:
Long-term debt	49,026	26,525
Other long term liabilities	21,940	12,403
Total liabilities	3,481,958	3,479,850

Commitments and contingencies

Redeemable convertible preferred stock, $0.01 par value, 111,452,020 shares authorized; 111,452,020 shares issued and outstanding; aggregate liquidation preference of $216,574 and $213,484 at March 31, 2021 and December 31, 2020, respectively.	154,800	154,800

Redeemable preferred stock, $10,000 par value, 3,500 shares authorized; 3,500 shares issued and outstanding; aggregate liquidation preference of $37,451 and $36,520 at March 31, 2021 and December 31, 2020.	10,735	10,735

Shareholders’ equity:

Share capital, $0.01 par value, 173,274,443 and 170,274,443 shares authorized; 26,435,097 and 25,855,413 shares issued and outstanding at March 31, 2020 and December 31, 2020 respectively.	264	259

Additional paid-in capital	84,765	79,933
Accumulated other comprehensive income (loss)	2,985	4,174
Accumulated deficit	(63,575)	(60,067)

Total shareholders’ equity	24,439	24,299

Total liabilities redeemable preferred stock, redeemable convertible preferred stock and shareholders’ equity	$3,671,932	$3,669,684

TABLE - 4

PAYONEER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2021	2020

Cash flows from operating activities
Net Loss	$(3,508)	$(7,479)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,677	4,166
Deferred taxes	1,054	1,713
Share-based compensation expenses	4,368	2,218
Share in losses of associated company	6	22
Foreign currency re-measurement (gain) loss	856	(1,440)
Changes in operating assets and liabilities, net of business acquired:
Other current assets	(8,215)	1,133
Trade payables	(4,099)	(3,259)
Deferred revenue	(165)	120
Accounts receivables	13,110	2,438
CA extended to customers	(104,357)	(48,227)
CA collected from customers	98,420	75,553
Other payables	(13,320)	(17,735)
Other long-term liabilities	(1,507)	346
ROU assets	2,352	-
Other assets	(6,140)	(654)

Net cash provided by (used in) operating activities	(16,468)	8,915

Cash flows from investing activities
Purchase of property, equipment and software	(797)	(1,574)
Capitalization of internal use software	(3,351)	(2,014)
Change in senerance pay fund	(213)	52
Customer funds in transit	(3,673)	3,074
Acquisition, net of cash acquired	-	(15,482)
Net cash used in investing activities	(8,034)	(15,944)

Cash flows from financing activities

Exercise of options	469	228
Outstanding operating balances	(22,040)	32,469
Repayment or proceeds of long-term debt	24,001	-
Net cash provided by financing activities	2,430	32,697

Effect of exchange rate changes on cash and cash equivalents	(899)	1,442

Net change in cash, cash equivalents, restricted cash and customer funds	(22,971)	27,110
Cash, cash equivalents, restricted cash and customer funds at beginning of the period	3,413,289	1,796,517

Cash, cash equivalents, restricted cash and customer funds at end of the period	$3,390,318	$1,823,627

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 (as amended) and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021 (as amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.